UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )

COMMAND CENTER, INC.

(Name of Issuer)

Common Stock, $0.001 par value per share
(Title of Class of Securities)

200497204
(CUSIP Number)

Edward Jackson

111 Springhall Drive

Goose Creek, SC 29445

(843) 723-7400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 15, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

CUSIP No. 200497204

1	Names of Reporting Persons Edward Jackson
2	Check the Appropriate Box if a Member of a Group		(a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		☐
6	Citizenship or Place of Organization United States
Number Of Shares Beneficially Owned By Each Reporting Person With	7	Sole Voting Power 2,456,765
	8	Shared Voting Power 0
	9	Sole Dispositive Power 2,456,765
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,456,765
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		☐
13	Percent of Class Represented by Amount in Row (11) 17.0% (1)
14	Type of Reporting Person IN

(1)	Calculated based on 14,466,667 shares of common stock of the Issuer outstanding as of July 15, 2019, as the sum of (a) 4,629,331 shares outstanding prior to the Merger described below (as reported in the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on June 18, 2019) and (b) 9,837,336 shares issued in connection with the Merger described below (as reported in the Issuer’s Current Report on Form 8-K filed with the SEC on July 17, 2019), but not taking into account the results of the Tender Offer described below, which is scheduled to expire on July 25, 2019. Following completion of the Tender Offer, and assuming the Tender Offer is fully subscribed, the percentage ownership of the Issuer’s shares beneficially owned by Mr. Jackson would increase to 18.9%.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Shares”), of Command Center, Inc., a Washington corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 3609 S. Wadsworth Blvd., Suite 250, Lakewood, Colorado 80235.

Item 2. Identity and Background

This statement is being filed by Edward Jackson (the “Reporting Person”) The Reporting Person is President of Bass Underwriters, Inc., a large managing general insurance agent. The business address of the Reporting Person is 111 Springhall Drive, Goose Creek, South Carolina 29445.

During the last five years, the Reporting Person has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

The 2,456,765 Shares beneficially owned by the Reporting Person were issued to him in exchange for his membership interests in Hire Quest Holdings, LLC (“Hire Quest”), pursuant to the Agreement and Plan of Merger dated April 8, 2019 (the “Merger Agreement”) among the Issuer, Hire Quest and the other parties thereto, pursuant to which Hire Quest became a wholly-owned subsidiary of the Issuer.

Item 4. Purpose of Transaction

Pursuant to the Merger Agreement, upon the closing of the merger contemplated therein (the “Merger”), all membership interests in Hire Quest were converted into the right to receive an aggregate of 9,837,336 Shares of the Issuer. At the closing of the Merger on July 15, 2019 (the “Closing”), the Merger was consummated and the Reporting Person was issued 2,456,765 Shares in exchange for his membership interests in Hire Quest. On that same date, the Reporting Person was appointed as a member of the Issuer’s board of directors.

In connection with the Merger, the Issuer commenced an issuer tender offer to purchase up to 1,500,000 shares of its common stock at a share price of $6.00 per share (the “Tender Offer”). Following completion of the Tender Offer, and assuming the Tender Offer is fully subscribed, the percentage of the Shares beneficially owned by the Reporting Person would be 18.9%.

The foregoing description of the Merger Agreement does not purport to be complete. References to the Merger Agreement throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement, which is incorporated by reference as specified below.

Item 5. Interest in Securities of the Issuer

(a) and (b) The Reporting Person beneficially owns and has sole voting and dispositive power with respect to 2,456,765 Shares, representing 17.0% of the outstanding Shares. Following completion of the Tender Offer, and assuming the Tender Offer is fully subscribed, the percentage of the Shares beneficially owned by the Reporting Person would be 18.9%.

(c)       Other than as described in this Schedule 13D, the Reporting Person has not effected any transaction in Shares during the past 60 days.

(d)       To the knowledge of the Reporting Person, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Schedule 13D.

(e)       Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Pursuant to the Merger Agreement, the Issuer was obligated to appoint four directors selected by Hire Quest to its board of directors, which included the Reporting Person, and three of the Issuer’s directors prior to the Merger remained on the board of directors following the Closing (the “Company Directors”). The Merger Agreement provides that, of the Company Directors, one will remain on the Board until the 2022 annual shareholder meeting, the second will remain on the Board until the 2021 annual shareholder meeting, and the third will remain on the Board until the 2020 annual shareholder meeting. The other information required to be disclosed in this Item is incorporated by reference to Items 4 and 5 of this Schedule 13D.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Agreement and Plan of Merger, dated as of April 8, 2019, by and among Command Center, Inc., Hire Quest Holdings, LLC, CCNI One, Inc., Command Florida, LLC and Richard Hermanns, incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed on April 9, 2019.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2019

/s/ Edward Jackson
Edward Jackson